EXHIBIT 2


[Desc Logo]

       DESC S.A. DE C.V. ANNOUNCES RESOLUTIONS OF ITS GENERAL ORDINARY AND
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                  EXTRAORDINARY SHAREHOLDERS MEETING HELD TODAY
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                     Mexico City, April 27, 2000 - DESC, S.A. de C.V. (NYSE:
DES; BMV: DESC) announced the results of its general ordinary and extraordinary shareholders' meetings, held today. The following resolutions were adopted:

o The approval, of the resolution to amend the by-laws of the Company, in order to make them comply with the Code of Corporate Governance. As a consequence of adopting said Code, the modification of the Company's Board of Directors was approved whereby 11 Directors will be integrated into the Board as follows: Mr. Fernando Senderos Mestre, Mr. Carlos Gomez y Gomez and Mr. Federico Fernandez Senderos, who will act as Related Patrimonial Directors; Mr. Eneko de Belausteguigoitia Arocena, who will act as Independent Patrimonial Director; Mr. Adolfo Patron Lujan, Mr. Ruben Aguilar Monteverde, Mr. Carlos Gonzalez Zabalegui, Mr. Valentin Diez Morodo and Mr. Prudencio Lopez Martinez who will act as Independent Directors; and Mr. Alberto Bailleres Gonzalez and Mr. Ernesto Vega Velasco, who will act as Related Directors.

o The establishment of three committees dependent on the Board of Directors, which are as follows: the Audit Committee (comprising of 3 independent Board members); the Evaluation and Compensation Committee (comprising of 3 Board members); and the Finance and Planning Committee (comprising of 4 Board members).

o Approval of the resolution to increase the amount of the Stock Repurchase Reserve of the Company, which previously amounted to Ps. $600,000,000 and which has now been increased by an amount of Ps. $1,400,000,000.00 so that, as of this date, it will amount to a total of Ps. $2,000,000,000.00.

o Approval of the payment of a cash dividend of Ps. 0.27 per each of the currently outstanding shares. The shareholders will be receiving this dividend by May 17, 2000.

                              FOR MORE INFORMATION
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
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     Arturo D'Acosta Ruiz               Alejandro de la Barreda           Alex Cancio, Peter Firestein         Web Page
 Corporate Treasury Director         Manager of Investor Relations         Thomson Financial Investor       www.desc.com.mx
    525 261 80 00 ext 2830               525 261 8000 ext 2813                      Relations               ---------------
                                       abarredag@mail.desc.com.mx                 212 701 1973
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